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                                                                       Exhibit K

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


-----------------------------------------
JERRY KRIM, on behalf of himself        )
and all others similarly situated,      )       C.A.
                                        )
                   Plaintiff,           )
                                        )       CLASS ACTION
          v.                            )         COMPLAINT
                                        )       ------------
RICHARD B. STONE, HOWARD M.             )
METZENBAUM, HARRY M. LINOWES,           )
RICHFOOD HOLDINGS, INC., a Virginia     )
corporation, DGC ACQUISITION, INC.,     )
a Delaware corporation, and DART        )
GROUP CORPORATION, a Delaware           )
corporation,                            )
                                        )
                   Defendants.          )
________________________________________)

          The plaintiff, Jerry Krim ("the Plaintiff"), by his attorneys, alleges upon information and belief, except for paragraph 2 which is alleged upon personal knowledge, as follows:

                                  JURISDICTION
                                  ------------

          1. The Court has jurisdiction over Dart Group Corporation ("Dart"), DGC Acquisition, Inc. ("DGC"), and Richfood Holdings, Inc. ("Richfood") pursuant to Section 10.5 of the Agreement And Plan of Merger By And Among Richfood Holdings, Inc., DGC Acquisition, Inc., And Dart Group Corporation, dated as of April 9, 1998 ("the Merger Agreement"):

          Section 10.5  Governing Law; Consent to Jurisdiction.  This Agreement
                        --------------------------------------
          shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises
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          out of this Agreement or any of the transactions contemplated by this
          Agreement, and, in connection with any such matter, to service of process by notice as otherwise provided herein, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal court sitting in the State of Delaware or a Delaware state court.

                                  THE PARTIES
                                  -----------

          2. The Plaintiff is, and at all relevant times was, the owner of shares of common stock of Dart.

          3. Dart is a Delaware corporation with its principal offices based at 3300 75th Avenue, Landover, Maryland, 20785. Dart's business consists of the Shoppers Food Warehouse Corp., a Delaware corporation (Shoppers"), a supermarket chain, as well as majority stakes in (a) Trak Auto Corporation, a Delaware corporation (Trak"), an auto parts retailer; (b) Crown Books Corporation, a Delaware corporation ("Crown"), a bookstore chain, and (c) Total Beverage Corp., a Delaware corporation ("Total"), a retailer.

          4. Richfood is a Virginia corporation with its principal offices based at 4860 Cox Road, Suite 300, Glen Allen, Virginia, 23060. Richfood is a wholesale distributor and supermarket operator.

          5. DGC is a wholly-owned subsidiary of Richfood formed to facilitate the implementation of the Merger Agreement and is named as a party to enable the Court to grant full relief.

          6.   Dart's Board of Directors consists of the following persons:

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               (a) Richard B. Stone is, and at all relevant times has been, a
     Director of Dart;

               (b) Howard M. Metzenbaum is, and at all relevant times has been, a Director of Dart; and

               (c) Harry M. Linowes is, and at all relevant times has been, a Director of Dart.

          7. The persons named in paragraph 6 above are collectively referred to herein as the "Individual Defendants."

          8. The Individual Defendants, by reason of their corporate directorships stand in a fiduciary relationship relative to Dart's shareholders that at all times relevant herein required the Individual Defendants (a) to exercise their best judgment, (b) to act in a prudent manner, and (c) to act in the best interests of Dart's shareholders. They were and are required: (a) to use their ability to control and manage Dart in a fair, just and equitable manner; (b) to act in furtherance of the best interests of Dart's shareholders;
(c) to refrain from abusing their positions of control; and (d) not to favor their own interests at the expense of Dart's shareholders.

          9. Each of the Individual Defendants is sued individually as an aider and abettor, as well as in his or her capacity as an officer and/or director of Dart, and the liability of each arises from the fact he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

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                                 CLASS ACTION ALLEGATIONS
                                 ------------------------

          10. The Plaintiff brings this action on his own behalf and, pursuant to Rule 23 of the Rules of the Court of Chancery of the State of Delaware, on behalf of all stockholders of Dart (except Dart, Richfood and DGC and the Individual Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with Dart, Richfood and DGC or any of the Individual Defendants) and their successors in interest, who are or will be threatened with injury arising from Dart's, Richfood's and DGC's and the Individual Defendants' actions as more fully described herein ("the Class").

          11. The Plaintiff seeks injunctive relief and to recover damages for himself and the other members of the Class caused by the breach of fiduciary duties the Individual Defendants owe, in that the Plaintiff and the other members of the Class will not receive their fair proportion of the value of Dart's assets and businesses since that value is not fully reflected in the price to be paid by Richfood and that can only truly be determined if the Individual Defendants create a level playing field for other bidders to come in and bid for Dart, its assets and businesses.

          12. The Individual Defendants' decision to agree to the Merger Agreement was give in breach of their fiduciary duties owed to Dart's stockholders to take all necessary steps to ensure that the stockholders will receive the maximum value realizable for their shares in any merger or acquisition of Dart. In the context of this action, the Individual Defendants as the Board of

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Directors of Dart must take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of Dart to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent value to the Plaintiff and the Class. What Dart, Richfood and DGC and the Individual Defendants have done prevents the Plaintiff and the other members of the Class from obtaining a fair price for their shares of Dart's common stock.

          13.  This action is properly maintainable as a class action.

          14. The Class is so numerous that joinder of all members is impracticable. There were at least 1,129,234 shares of Dart common stock issued and outstanding in the hands of approximately 315 members of the Class, including "street name" holders, as of April 13, 1997, which shares are traded on NASDAQ.

          15. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of the individual Class members prosecuting separate claims is remote.

          16. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
                          ----- ----

          (a) whether the value of Dart's assets and businesses is greater than the $160 per share Richfood has offered;

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          (b) whether Dart, Richfood and DGC and the Individual Defendants have failed to disclose all material facts about the value of Shoppers, Trak, Crown and Total, information that is indispensable to the public stockholders in acting on the Tender Offer and the Merger, as defined below:

          (c) whether Dart, Richfood and DGC and the Individual Defendants have failed to disclose all material facts relating to the Tender Offer and the Merger Agreement, including the potential and expected positive future financial benefits Richfood expects to derive;

          (e) whether Richfood pressed Dart and the Individual Defendants into agreeing to deal exclusively with Richfood thereby causing them to breach their fiduciary obligation owed to Dart's public stockholders without providing other bidders equivalent time and opportunity to study Dart and its subsidiaries and propose a meaningful bid;

          (f) whether Dart, Richfood and DGC and the Individual Defendants are unlawfully impeding other possible merger or takeover attempts at the expense of Dart's public stockholders; and

          (g) whether Dart and the Individual Defendants have failed and will fail to negotiate in good faith with other prospective purchasers of Dart.

          17. The prosecution of separate claims would create a risk of either inconsistent or varying adjudications concerning individual members of the Class, which would establish incompatible standards of conduct for the parties opposing the

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Class, and adjudications concerning individual members of the Class would, as a practical matter, be dispositive of the interests of other members of the Class who are not parties to the adjudications or substantially impair or impede the ability of other members of the Class who are not parties to the adjudications, to protect their interests. The Individual Defendants have acted on grounds generally applicable to all members of the Class, making relief concerning the Class wholly appropriate.

          18. The Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the Plaintiff are typical of the claims of other members of the Class and the Plaintiff has the same interests as the other members of the Class. The Plaintiff is an adequate representatives of the Class. A class action poses no management problems and this case is ideally suited for class action certification.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          19. On or about April 9, 1998, Richfood and Dart announced their signing of a definitive merger agreement in which Richfood would acquire Dart at a price of $160 per share in cash ("the Merger Agreement") ("the Merger").

          20. Under the terms of the Merger Agreement, Richfood will commence a cash tender offer for all outstanding shares of Dart's common stock at $160 per share within five (5) business days ("the Tender Offer"). The completion of the tender offer is not subject to financing, but is subject to a number of other

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customary conditions, including a majority of Dart's outstanding shares on a fully diluted basis being tendered and the expiration of the waiting period under the Hart-Scott-Rodino Act. Following the successful completion of the Richfood tender offer, all shares not purchased in the Tender Offer will be converted in a subsequent merger into the right to receive $160 per share in cash and Dart will become a wholly-owned subsidiary of Richfood. The Merger Agreement is also subject to various further conditions.

          21. Richfood insisted the Individual Defendants and Dart agree (a) not to solicit any other offer to acquire Dart and, (b) moreover, that "Dart shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Richfood and [DGC]) conducted heretofore with respect to any Acquisition Proposal."

          22. Richfood insisted upon an agreement from Dart to pay a termination fee if Dart did not go forward with the Merger.

          23. Richfood's actions caused Dart and the Individual Defendants to abandon all other negotiations without determining whether other proposals were more favorable to Dart's public stockholders than that of Richfood.

          24. In a statement Richfood said it was buying Dart primarily to acquire Shoppers and planned to divest itself of the other Dart assets i.e.,
                                                                       ----
Trak, Crown and Total.

          25. Upon the announcement of the Merger Agreement, Dart stock rose to $169 a share reflecting the market's belief that the business and assets of Dart were and are worth more than

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the $160 a share the Tender Offer and the Merger Agreement provide.

          26. The Merger Agreement Dart and the Individual Defendants agreed to with Richfood is unfair to the Class since the consideration to be paid to Dart's shareholders does not recognize the underlying value of Dart's assets and future profitability.

          27. In agreeing to the Tender Offer and the Merger Agreement, Dart and the Individual Defendants did not provide to the financial advisor Wasserstein Perella & Co., Inc. ("WPC"), detailed financial projections for Dart and its subsidiaries of the type customarily used for performing a discounted cash flow analysis. WPC did not perform such analysis in opining on the fairness of the Tender Offer and the Merger from a financial point of view.

          28. Dart and the Individual Defendants agreed with WPC that WPC would not have to review any of the books and records of Dart or its subsidiaries and, further, that WPC did not assume any responsibility for conducting a physical inspection of the properties or facilities of Dart or its subsidiaries or for making or obtaining an independent valuation or appraisal of the assets, lease, portfolio, or the liabilities of Dart or its subsidiaries.

          29. Although Dart and the Individual Defendants provided WPC with copies of certain appraisals concerning real estate holdings of Dart and its subsidiaries, WPC made no independent inquiry with reference to these valuations.

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Moreover, Dart and the Individual Defendants did not provide any independent valuation or appraisal to WPC with reference to any other assets or liabilities of Dart and its subsidiaries.

          30. In agreeing to the Tender Offer and the Merger Agreement, Dart and the Individual Defendants did not disclose either to WPC or its public stockholders the separate valuations of the assets and business of Dart to enable the Plaintiff and the Class to determine whether to tender their shares on the Tender Offer or acquiesce to the Merger or oppose the Merger.

          31. Dart and the Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their failure to negotiate the possible acquisition of Dart by providing confidential information to other potential suitors with the opportunity and time for them to study the material on the same playing field that Dart created for Richfood.

          32. Richfood, with recognition of the fiduciary duties the Individual Defendants owed to Dart and Dart's public stockholders, nonetheless, pressed them into agreeing to deal exclusively with Richfood and thereby breach their fiduciary obligation and thus Richfood and DGC are as liable to the Plaintiff and the Class as are the Individual Defendants

          33. Unless enjoined by their Court from consummation of the Tender Offer and the Merger, Dart, Richfood, DGC and the Individual Defendants will continue to breach the fiduciary duties owed to the Plaintiff and the other members of the Class, all to the irreparable harm of the Class, as aforesaid.

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          34.  The Individual Defendants' gave their authorization for Dart to pursue the transaction in breach of their fiduciary duties owed to Dart's stockholders to take all necessary steps for ensure that the stockholders will receive the maximum value realizable to their shares in any merger of Dart. In the context of this action, the Individual Defendants as the Board of Directors of Dart must take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of Dart to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent value to the Plaintiff and the Class.

          35. The Plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Dart's assets and businesses, that is not fully reflected in the price to be paid by Richfood and which can only truly be determined if the Individual Defendants create a level playing field for other bidders to come in and bid for Dart. The Plaintiff and the other members of the Class have been and will be prevented from obtaining a fair price for their shares of Dart's common stock.

          36.  The Plaintiff and the Class have no adequate remedy at law.

          WHEREFORE, the Plaintiff demands judgment, as follows:

          A.   Declaring this to be a proper class action;

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          B.   Ordering Dart and the Individual Defendants to carry out their fiduciary duties to the Plaintiff and the other members of the Class by announcing their intention to:

               (1) cooperate fully with any person or entity having a bona fide
                                                                      ---- ----
interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of Dart;

               (2) invalidating any breakup fee agreed to by the Individual Defendants and Dart, if there is one;

               (3) undertake an appropriate evaluation of Dart's worth as a merger/acquisition candidate;

               (4) take all appropriate steps to enhance Dart's value and attractiveness as a merger/acquisition candidate;

               (5) take all appropriate steps to effectively expose Dart to the marketplace in an effort to create an active auction for Dart;

               (6) take proper action to maximize the price that Dart's shareholders will receive for their shares;

               (7) act independently so that the interests of Dart's public stockholders will be protected; and

               (8) adequately ensure that no conflicts of interest exist between Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Dart's public stockholders;

          C. Ordering the Individual Defendants to carry out their fiduciary duties to the Plaintiff and the Class and

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requiring them to respond in good faith to any bona fide potential buyer of
                                               ---- ----
Dart;

          D. Temporarily and permanently enjoining Richfood and DGC from consummating the Tender Offer;

          E. Temporarily and permanently enjoining Dart, the Individual Defendants, Richfood and DGC from consummating the Merger Agreement;

          F. Awarding the Plaintiff the costs and disbursements of the action, including a reasonable allowance for the Plaintiff's attorneys' and experts' fees; and

          G.   Granting such other and further relief as may be just and proper.

DATED: April 24, 1998

                              MORRIS and MORRIS


                              By:
                                 -------------------------
                                 Irving Morris
                                 Patrick F. Morris
                                 Seth D. Rigrodsky
                                 Suite 1600
                                 1105 North Market Street
                                 Wilmington, DE  19801
                                 (302) 426-0400

                                 Attorneys for the Plaintiff
OF COUNSEL:

Law Firm of Harvey Greenfield
Harvey Greenfield, Esquire
Laura Perrone, Esquire
10 East 40th Street
44th Floor
New York, NY  10016
(212) 679-0600

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